Exhibit 99.1

In March, FCA posted a 13.3% year-over-year increase in European sales, significantly outperforming the industry average of 5.7%. Market share was 40 basis points higher at 6.3%. All FCA brands registered increases, with Lancia up 16.8%, Jeep up 14.5%, Fiat up 14.0% and Alfa Romeo up 0.8%. The Fiat 500 and Panda continued as the two best selling cars in the European A segment (with a combined share of just under 30.0%) and the 500L led its segment with a 23.0% share. The Fiat 500X and Jeep Renegade were two of the most popular vehicles in the Small SUV segment. The Fiat Tipo continued to gain momentum as the brand prepares to launch the station wagon and 5-door versions.

FCA closed March with year-over-year sales growth in Europe (EU28+EFTA) significantly higher than the industry average. In fact, the Group’s European sales were up 13.3% to 110,600 vehicles, compared with 5.7% for the industry. Market share was 40 basis points higher at 6.3%.
For the three months year-to-date, FCA posted unit sales of more than 264,000 vehicles, an increase of 16.3% (vs +8.1% for the industry) with market share 50 basis points higher at 6.7%.
The Group posted March sales increases of 21.5% in Italy (+17.4% for the industry), 10.2% in France (+7.5% for the industry), 13.2% in the UK (+5.3% for the industry) and 12.9% in Spain (-0.7% for the industry).

Fiat brand posted European sales of 85,500 vehicles for the month, representing a 14.0% year-over-year increase and the best March sales since 2010. Market share was 40 basis points higher at 4.9%.
Year-to-date, brand sales were up 16.9% to more than 200,000 vehicles, with market share 40 basis points higher at 5.1%.
For the major European markets, the brand posted March sales increase of 21.6% in Italy, 14.7% in France, 13.3% in the UK and 13.8% in Spain.
The brand remained the undisputed leader in the A segment with the 500 and Panda holding a combined share of nearly 30.0%. The 500 was overall leader with 25,800 units sold (+11.0%) followed by the Panda with 20,700 vehicles sold (+6.1%). The 500L continued as leader in the Small MPV segment with a 23.0% share and nearly 8,800 units sold. The 500X posted another monthly increase consolidating its position among the five best-sellers in the Small SUV segment. The new Fiat Tipo is already among the most popular vehicles in its segment in Italy with positive sales momentum across Europe. Demand for the Tipo is expected to strengthen further with the arrival of the station wagon and 5-door versions.

Lancia/Chrysler also outperformed the market with sales up 16.8% to 7,300 units and share in line with the prior year at 0.4%.
For the year-to-date, brand sales were up 11.9% to 19,900 units with share stable at 0.5%.
The brand registered particularly strong March performance in Italy, with a 30.4% sales increase pushing share 30 basis points higher to 3.7%.
For the Ypsilon, sales in Italy were up 32.3% over the same month a year ago and B segment share was 130 basis points higher at 14.6%.

Alfa Romeo posted March sales of more than 6,300 units, an increase of 0.8%, with European market share stable at 0.4%.
Year-to-date, brand sales totaled 16,000 units (+6.7%) and market share was in line with the prior year at 0.4%.
March sales were up 5.3% in Germany, 12.2% in France and 5.6% in the UK.
The MiTo posted an 11.1% increase in March and sales of the Giulietta were up 8.9% for the year-to-date.

Jeep posted a 14.5% increase in March sales to nearly 10,700 vehicles. This represented the brand’s 29th consecutive monthly increase and its best ever monthly performance in Europe. Market share was in line with the prior year at 0.6%.
Year-to-date, brand sales were up 22.5% to more than 26,400 vehicles. Market share for the period was 10 basis points higher at 0.7%.
March sales were up 28.1% in Italy, 12.3% in France, 18.6% in the UK and 43.5% in Spain.
The best performing models were the Renegade and the Grand Cherokee. The Renegade has firmly established itself among the top ten and, with March sales up 42.6%, it posted its best montly and quarterly performance since launch. March sales for the flagship Grand Cherokee were up 2.3% year-over-year.

For Maserati, the Group’s luxury brand, European sales totaled 740 vehicles in March and 1,553 for the year-to-date.

London, 15 April 2016

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